EXHIBIT 13.3
[Crusade Trust Logo]

                               NOTEHOLDERS REPORT
                        CRUSADE GLOBAL TRUST NO.1 OF 2001
          AGGREGATE TOTALS FOR FISCAL YEAR 21 FEB 2001 TO 30 SEPT 2001



NOTES
                                   ---------------------------------------------------------------
                                   FV Outstanding (USD)    Bond Factor as at    Coupon Rate as at
                                   as at Sept. 30, 2001    Sept 30, 2001           Sept 30, 2001
                                   --------------------   ------------------    -----------------

Class A1 Notes                         77,077,472.85           42.820818%            3.740000%
Class A2 Notes                        633,100,000.00          100.000000%            3.950000%


                                   ---------------------------------------------------------------
                                   FV Outstanding (AUD)    Bond Factor as at    Coupon Rate as at
                                   as at Sept. 30, 2001    Sept 30, 2001           Sept 30, 2001
                                   --------------------   ------------------    -----------------
Class A3 Notes                        200,000,000.00          100.000000%             5.426100%
--------------------------------------------------------------------------------------------------


NOTES
                                   ---------------------------------------------------------------
                                   Interest Payments         Principal
                                         (USD)            Distribution (USD)    Charge Offs (USD)
                                   --------------------   ------------------    ------------------
Class A1 Notes                          3,173,645.21       102,922,527.15               0.00
Class A2 Notes                         12,963,200.49                 0.00               0.00
--------------------------------------------------------------------------------------------------


                                   ---------------------------------------------------------------
                                   Interest Payments         Principal
                                         (AUD)            Distribution (AUD)    Charge Offs (AUD)
                                   ---------------------------------------------------------------
Class A3 Notes                          4,263,815.89                 0.00               0.00
--------------------------------------------------------------------------------------------------



PRINCIPAL COLLECTIONS INFORMATION IN AUD

Scheduled Principal Payments                                  20,052,326.55
Unscheduled Principal Payments                               198,903,522.51
Redraws                                                       15,442,414.93

Principal Collections                                        203,513,434.13


TOTAL AVAILABLE PRINCIPAL IN AUD

Principal Collections                                        203,513,434.13
Principal Charge Offs                                                  0.00
Principal Draw                                               -10,882,652.26
Pay back of Principal Draws                                    3,412,126.99
Total Available Principal                                    196,042,908.86

Principal Distributed                                        196,042,908.86
Principal Retained                                                     0.00


TOTAL AVAILABLE FUNDS IN AUD

Available Income                                              43,048,539.53
Principal Draw                                                10,882,652.26
Liquidity Draw                                                         0.00

Total Available Funds                                         53,931,191.79


REDRAW & Liquidity Facilities in AUD

Redraw Shortfall                                                       0.00
Redraw Carryover Charge Offs                                           0.00